**Primary Business Name: LUMINEX TRADING & ANALYTICS LLC**          **BD Number: 171752**

**BD - AMENDMENT**

**04/05/2023**

### BD - INDIRECT OWNERS

| Ownership Codes: | C  - 25% but less than 50% | E  - 75% or more |
|---|---|---|
| | D  - 50% but less than 75% | F  - Other General Partners |

| Full Legal Name | DE/FE/I | Entity in Which Interest is Owned | Status | Date Acquired | Own. Code | Control Person | PR | CRD # (or SSN, IRS Tax #, Emp. ID) |
|---|---|---|---|---|---|---|---|---|
| FMR, LLC | DE | KEZAR MARKETS, LLC THROUGH FMR SAKURA HOLDINGS, INC./FIDELITY GLOBAL BROKERAGE GROUP, INC. | SHAREHOLDER | 03/2022 | C | Y | N | 04-3532603 |
| ~~NASDAQ, INC.~~ | ~~DE~~ | ~~KEZAR MARKETS, LLC~~ | ~~SHAREHOLDER~~ | ~~03/2022~~ | ~~C~~ | ~~Y~~ | ~~Y~~ | ~~52-1165937~~ |